77C SBG (N4U8)
Result of annual meeting of shareholders
The Annual Meeting of Shareholders of the Fund was held on November 16,2007, for the purpose of considering and voting upon the election of Directors.
The following table provides information concerning the matter voted upon at the Meeting:
Election of directors
NOMINEES 		Votes For           Votes Withheld
Dr. Riordan Roett 	26,194,105 		313,401
Jeswald W. Salacuse 	26,199,155 		308,351
At January 31, 2008, in addition to Dr. Riordan Roett and Jeswald W. Salacuse,the other Directors of the Fund were as follows:
Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Leslie H. Gelb
R. Jay Gerken
William R. Hutchinson